Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

January 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Brian Soares
Nicholas Panos

Re:	MAIA Biotechnology, Inc.
Schedule 13D Filed by Louie Ngar Yee
Filed October 25, 2024

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Louie Ngar Yee, reporting person (the “Reporting Person”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated January 22, 2025 (the “Comment Letter”) regarding the Reporting Person’s Schedule 13D filed on October 25, 2024 (File No. 005-93731)

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Schedule 13D Filed October 25, 2024

General

1. We note that the event reported as requiring the filing of the Schedule 13D was March 14, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the March 14, 2024 event date, the Schedule 13D submitted on October 25, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: The Schedule 13D was not filed within the required five business days after the date of the acquisition due to an oversight on the part of the Reporting Person. Following the March 14, 2024 event date (the “Event Date”), the Reporting Person timely disclosed its beneficial ownership of shares of MAIA Biotechnology Inc. (the “Company”) common stock on a Form 4. Upon the Reporting Person becoming aware of the oversight, they caused the Schedule 13D to be filed as promptly as possible. The failure to meet the deadline was not deliberate on the part of the Reporting Person, and the Reporting Person does not believe they gained any advantage as a result of the filing of the Schedule 13D past the deadline. The Reporting Person now understands the requirements and importance of compliance with Section 13(d) filing timelines and will work to ensure that future filings will be made in a timely manner.

* * *

Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

Should you have any questions regarding the foregoing, please do not hesitate to contact Richard Friedman at (212) 634-3031.

Sincerely,

Sheppard Mullin Richter & Hampton LLP

/s/ Sheppard Mullin Richter & Hampton LLP

cc:	Louie Ngar Yee

-2-